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                                                 Filed by Pennichuck Corporation
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                         Subject Company: Pennichuck Corporation
                                                    Commission File No.: 0-18552


PRESS RELEASE DATED APRIL 29, 2002:

                                                          CONTACT: Dave Smeltzer
                                                         Chief Financial Officer
                                                                             PSC
                                                                    610-645-1079
                                                           www.suburbanwater.com

                                                                 Maurice L. Arel
                                                               President and CEO
                                                          Pennichuck Corporation
                                                                    603-882-4125
                                                              www.pennichuck.com


                   PSC TO ACQUIRE NEW HAMPSHIRE WATER UTILITY

        ACQUISITION IMMEDIATELY ACCRETIVE; ADDS SEVENTH STATE TO NATION'S
                          SECOND LARGEST WATER UTILITY

         BRYN MAWR, PA AND NASHUA NH, APRIL 29, 2002 - PSC (NYSE: PSC), the nation's second largest investor-owned water utility holding company, and Pennichuck Corporation (NASDAQ: PNNW) the largest investor-owned water utility in New Hampshire, announced that they have entered a definitive agreement to merge in a stock transaction which, including the assumption of $27 million of debt, has a total enterprise value of approximately $106 million, and represents $33.00 per Pennichuck share based on a PSC share price of $23.00 to $25.00. The transaction is expected to be accretive to PSC earnings on an ongoing basis exclusive of one-time transaction costs.

         The merger will create a combined company with 630,000 customer accounts serving more than two million residents in seven states (New Hampshire, Maine, Pennsylvania, New Jersey, Ohio, Illinois, and North Carolina) and increase PSC's customer base by five percent.

         The merger is expected to close before the end of the year. The transaction represents a premium for Pennichuck shareholders of over 20 percent based on the closing prices of Pennichuck and PSC common stock on Friday.

         Noting that there are only a few U.S. based investor-owned water utilities remaining as a result of rapid consolidation in the industry over the past five years, PSC Chairman Nicholas DeBenedictis said, "This transaction represents the launching of another growth platform for PSC. Our already-successful growth-through-acquisition strategy continues to enhance shareholder value. For Pennichuck, the transaction represents opportunities to leverage the technical, water quality and purchasing strengths of a much larger company while continuing to deliver the same excellent service that customers currently enjoy."

         Pennichuck's Chief Executive Officer Maurice L. Arel said, "This transaction makes a great deal of sense for the Pennichuck shareholders, giving them an immediate premium for their shares while maintaining substantially the same dividend rate and the added benefit of greater liquidity. Additionally, we will have the benefit of joining a much larger company (20 times our size) that has experienced an annual growth in shareholder value of 22.5 percent over the past five years. PSC has a strong management team and with the Pennichuck addition, looks forward to continued growth and increased earnings."

         PSC agreed that Arel will become a director of PSC upon closing of the merger. He intends to retire from Pennichuck as of the end of this year. Arel's replacement as the new CEO of Pennichuck is expected to be chosen from the company's local executive management team.

         SG Barr Devlin served as financial advisor to Pennichuck Water Company. Pennichuck currently serves approximately 30,000 customers (120,000 residents) in 23 communities throughout southern New Hampshire.

         PSC is currently the second largest, investor owned water utility in the country, serving approximately two million residents in six states:
Pennsylvania, Ohio, Illinois, New Jersey, North Carolina and Maine.

This press release contains forward-looking statements. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements regarding the expected timing and benefits of the acquisition, including the amount and type of consideration to be received by Pennichuck Corporation shareholders as well as the tax consequences of the transaction. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the acquisition, a number of risks, uncertainties, and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the failure of the PNNW shareholders to approve the transaction; the reaction of the public markets to the transaction; the risk that PNNW's business will not be successfully integrated into PSC; the costs related to the transaction; the inability to obtain or meet conditions imposed for governmental approvals for the transaction; the risk that anticipated benefits will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those filed with the Securities and Exchange Commission. Neither PSC nor PNNW is under any obligation (and each expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events, or otherwise

                                      # # #

Investors and security holders are advised to read the definitive registration statement and proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information.

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concerning any direct or indirect interest in the proposed merger of Pennichuck's directors and executive officers, including their beneficial ownership of Pennichuck common stock and the terms of change of control or similar arrangements with certain of Pennichuck's executive officers, may be found in Pennichuck's proxy statement filed with the SEC under Schedule 14A on April 2, 2002 and in the proxy statement/prospectus to be filed by Pennichuck and PSC in connection with the transaction. The proxy statement is available, and the proxy statement/prospectus when filed will be available, for free both on the SEC's website (http://www.sec.gov) or by contacting the Corporate Secretary at Pennichuck at (603) 882-5191.

The registration statement and proxy statement/prospectus will be filed with the Securities and Exchange Commission by Philadelphia Suburban and Pennichuck. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when they are available) and other documents filed by Philadelphia Suburban and Pennichuck at the Commission's website at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Philadelphia Suburban or from Pennichuck by directing such request to Philadelphia Suburban Corporation, 762 West Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, Attn: Corporate Secretary; or to Pennichuck Corporation, 4 Water Street, Nashua, NH 03060.

                                      # # #


PRESS RELEASE DATED APRIL 29, 2002:

                                                          CONTACT: Dave Smeltzer
                                                         Chief Financial Officer
                                                                             PSC
                                                                    610-645-1079
                                                           www.suburbanwater.com

                                                                 Maurice L. Arel
                                                               President and CEO
                                                          Pennichuck Corporation
                                                                    603-882-4125
                                                              www.pennichuck.com


                    PSC TO MERGE WITH PENNICHUCK CORPORATION

           LOCAL MANAGEMENT, NAME AND HEADQUARTERS TO REMAIN THE SAME

         BRYN MAWR, PA AND NASHUA NH, APRIL 29, 2002 - PSC (NYSE: PSC), the nation's second largest investor-owned water utility holding company, and Pennichuck Corporation (NASDAQ: PNNW) the largest investor-owned water utility in New Hampshire, announced that they have entered into a definitive agreement to merge in a stock transaction which, including the assumption of $27 million of debt, has a total enterprise value of approximately $106 million, and represents $33.00 per Pennichuck share based on a PSC share price of $23.00 to $25.00. The transaction is expected to be accretive to PSC earnings on an ongoing basis exclusive of one-time transaction costs.

         The merger will create a combined company with 630,000 customer accounts serving more than two million residents in seven states (New Hampshire, Maine, Pennsylvania, New Jersey, Ohio, Illinois, and North Carolina) and increase PSC's customer base by five percent.

         "PSC has a 115-year history as a water utility company," said Pennichuck President and CEO Maurice L. Arel. "Throughout that period PSC has held a firm commitment to excellence in water quality and service. Our new partnership with PSC, a company which is dedicated to water service, will allow Pennichuck to enhance the already-high quality service we currently provide to our New Hampshire communities."

         "We are excited about our new partnership with Pennichuck and the opportunity to work with the people of the Granite State," said PSC Chairman Nicholas DeBenedictis. "With many investor-owned water utilities being purchased recently by foreign utilities, it is exciting to be in the position to grow domestically and soon become the largest U.S. based investor-owned water utility."

         The merger is expected to close before the end of the year. The transaction represents a premium for Pennichuck shareholders of over 20 percent based on the closing prices of Pennichuck and PSC common stock on Friday. The result of the transaction maintains substantially the same dividend rate and the added benefit of greater liquidity for Pennichuck shareholders.

         Pennichuck Water, which serves approximately 30,000 customers in 23 communities throughout southern New Hampshire, will retain its name and continue to be run by local management and based in Nashua.

         "The primary reason for Pennichuck's success over its 150 years of service to the people of New Hampshire is its investment of capital in sophisticated water treatment systems and the hard work and dedication of its employees," said Arel. "There will be little change to this successful formula; only the additional technical and research and development resources of a larger company, and the provision of needed financial resources for future growth."

         PSC has agreed that Arel will become a director of PSC upon closing of the merger. He intends to retire from Pennichuck as of the end of this year. Arel's replacement as the new CEO of Pennichuck is expected to be chosen from the company's local executive management team.

         PSC is currently the second largest, investor owned water utility in the country, serving approximately two million residents in six states including Pennsylvania, Ohio, Illinois, New Jersey, North Carolina and Maine.

This press release contains forward-looking statements. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements regarding the expected timing and benefits of the acquisition, including the amount and type of consideration to be received by Pennichuck Corporation shareholders as well as the tax consequences of the transaction. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the acquisition, a number of risks, uncertainties, and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the failure of the PNNW shareholders to approve the transaction; the reaction of the public markets to the transaction; the risk that PNNW's business will not be successfully integrated into PSC; the costs related to the transaction; the inability to obtain or meet conditions imposed for governmental approvals for the transaction; the risk that anticipated benefits will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those filed with the Securities and Exchange Commission. Neither PSC nor PNNW is under any obligation (and each expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events, or otherwise

                                      # # #

Investors and security holders are advised to read the definitive registration statement and proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information.

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concerning any direct or indirect interest in the proposed merger of Pennichuck's directors and executive officers, including their beneficial ownership of Pennichuck common stock and the terms of change of control or similar arrangements with certain of Pennichuck's executive officers, may be found in Pennichuck's proxy statement filed with the SEC under Schedule 14A on April 2, 2002 and in the proxy statement/prospectus to be filed by Pennichuck and PSC in connection with the transaction. The proxy statement is available, and the proxy statement/prospectus when filed will be available, for free both on the SEC's website (http://www.sec.gov) or by contacting the Corporate Secretary at Pennichuck at (603) 882-5191.

The registration statement and proxy statement/prospectus will be filed with the Securities and Exchange Commission by Philadelphia Suburban and Pennichuck. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when they are available) and other documents filed by Philadelphia Suburban and Pennichuck at the Commission's website at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Philadelphia Suburban or from Pennichuck by directing such request to Philadelphia Suburban Corporation, 762 West Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, Attn: Corporate Secretary; or to Pennichuck Corporation, 4 Water Street, Nashua, NH 03060.

                                      # # #

TEXT OF ITEM 5. TO REPORT ON FORM 8-K FILED WITH THE SEC ON APRIL 29, 2002:

         Pennichuck Corporation and Philadelphia Suburban Corporation ("PSC") have entered into an Agreement and Plan of Merger dated as of April 29, 2002, a copy of which is included with this Report as Exhibit 99.1.

         Under the terms of the agreement, Pennichuck stockholders will receive a number of shares of PSC common stock based in part upon the average closing price of PSC common stock for a 20-trading day period ending shortly before the closing of the merger. If the average PSC closing price is greater than $25.00, Pennichuck stockholders will receive 1.320 shares of PSC common stock for each share of Pennichuck common stock. If the average closing price is less than $23.00, Pennichuck stockholders will receive 1.435 shares of PSC common stock for each share of Pennichuck common stock. If the average closing price is not greater than $25.00 and not less than $23.00, the exchange ratio will be equal to $33.00 divided by the average closing price of PSC stock. For example, if the average closing price is equal to the closing price of PSC common stock on Friday, April 26, 2002 of $23.80, Pennichuck stockholders would receive 1.387 shares of PSC common stock for each share of Pennichuck common stock.

         The merger, which is expected to be tax-free to the stockholders of both companies, is subject to shareholder and regulatory approvals and the satisfaction of certain other closing conditions.

         PSC has agreed that Maurice L. Arel, Pennichuck's current Chairman and Chief Executive Officer, will become a director of PSC upon the closing of the merger.

         In addition, effective immediately prior to the execution of the Agreement and Plan of Merger, Pennichuck and American Stock Transfer & Trust Company amended the terms of the Rights Agreement dated as of April 20, 2000, as amended, to provide that neither the Agreement and Plan of Merger nor the transactions contemplated thereby will constitute an event that would trigger either the issuance of rights certificates or the exercisability of the rights themselves. The amendment to the Rights Agreement is included with this Report as Exhibit 99.2.